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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    AMENDMENT
                                      NO. 3
                                       TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                Wyant Corporation
                       (Name of Subject Company (Issuer))

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                            Perkins Acquisition Corp.

                               Perkins Papers Ltd.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    982855108
                      (CUSIP Number of Class of Securities)

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                             Michele Beauchamp, Esq.
                               Perkins Papers Ltd.
                          77, Marie-Victorin Boulevard
                                 Candiac, Quebec
                                     J5R 1C3
                            Telephone: (450) 444-6400
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

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                                   COPIES TO:

                             Sandy K. Feldman, Esq.
                              Feldman & Associates
                               10 East 40th Street
                            New York, New York 10016
                            Telephone: (212) 481-1551

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                                 OCTOBER 3, 2000
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/ /      Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         Perkins Acquisition Corp., a New York corporation (the "Purchaser"), and Perkins Papers Ltd., a Canada corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on September 8, 2000, and amended on September 21 (Amendment No.1) and September 25 (Amendment No.2), with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Wyant Corporation, a New York corporation (the "Company"). Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

ITEM 11.  ADDITIONAL INFORMATION.

         On October 3, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         (a)(1)(i) Press release issued by Parent on October 3, 2000.


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PERKINS ACQUISITION CORP.
                                    By: /s/ Suzanne Blanchet

                                       Name: Suzanne Blanchet

                                       Title:   President

                                    PERKINS PAPERS LTD.
                                    By: /s/ Suzanne Blanchet

                                       Name:  Suzanne Blanchet

                                       Title: President and
                                              Chief Executive Officer
Dated: October 3, 2000


                                INDEX TO EXHIBITS

EXHIBIT NUMBER
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(a)(1)(i)      Press release issued by Parent on October 3, 2000